SO
3/6/03

03002294

VF3-4-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

RECEIVED FEB 2 8 2003 181 SEC MAIL PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINDHAM FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1306 ORCHARD ROAD
(No. and Street)

charlotte (City) VT (State) 05445 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL D. MENDELSOHN 802-425-7755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fisk Reed & Love P.C.
(Name – *if individual, state last, first, middle name*)

115 Elm street (Address) BENNINGTON (City) VT (State) 05201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

******Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

108

OATH OR AFFIRMATION

I, PAUL D MENDELSOHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINDHAM FINANCIAL SERVICES, INC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Mary A Mead

Notary Public My Comm Exp. 2-10-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDHAM FINANCIAL SERVICES, INC.

Financial Statements and Schedules

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

FISK REED & LOVE
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Table of Contents

FISK REED & LOVE
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Independent Auditors' Report

Board of Directors
Windham Financial Services, Inc.

We have audited the accompanying statements of financial condition of Windham Financial Services, Inc. as of December 31, 2002 and 2001, and the related statements of income, cash flows, and changes in stockholder's equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windham Financial Services, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fisk Reed & Love, P.C.

February 7, 2003

Vt. Reg. #357

115 Elm Street • P.O. Box 319 • Bennington, Vermont 05201-0319
(802) 442-5552 • (800) 894-5511
Facsimile: (802) 442-7314 • e-mail: mail@frlcpa.com
www.frlcpa.com

WINDHAM FINANCIAL SERVICES, INC.
Statements of Financial Condition

		December 31,	
		2002	2001
Assets			
Cash	$	**100,961**	94,942
Commissions receivable		**31,081**	58,285
Prepaid expenses		**8,803**	8,128
Total current assets		**140,845**	161,355
Furniture, equipment and leasehold improvements, net		**80,717**	9,413
Total assets	$	**221,562**	170,768
Liabilities and Stockholder's Equity			
Accounts payable	$	**9,866**	18,134
Accrued expenses		**327**	2,449
Total current liabilities		**10,193**	20,583
Commitments and contingencies (note 5)			
Stockholder's Equity:			
Common stock, no par value: 1,000 shares authorized;100 shares issued and outstanding		**100**	100
Additional paid-in capital		**124,040**	124,040
Retained earnings (accumulated deficit)		**87,229**	26,045
Total stockholder's equity		**211,369**	150,185
Total liabilities and stockholder's equity	$	**221,562**	170,768

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statements of Income

		Years Ended December 31,	
		2002	2001
Revenues:			
Commissions	$	**390,244**	555,884
Interest earned		**3,030**	3,586
Management fees		**43,770**	44,477
Net gain on investments		**1,312**	-
		438,356	603,947
Expenses:			
Advertising and promotion		**-**	2,145
Commissions and brokerage		**75,028**	102,430
Depreciation and amortization		**4,471**	3,833
Employee compensation and benefits		**197,133**	352,379
Occupancy and equipment rental		**47,094**	71,204
Other operating expenses		**53,446**	67,229
		377,172	599,220
Net income	$	**61,184**	4,727

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statements of Changes in Stockholder's Equity

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stock-holder's Equity
Balances January 1, 2001	100	$ 100	124,040	21,318	145,458
Net income	-	-	-	4,727	4,727
Balances December 31, 2001	100	100	124,040	26,045	150,185
Net income	-	-	-	61,184	61,184
Balances December 31, 2002	100	$ 100	124,040	87,229	211,369

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statements of Cash Flows

		Years Ended December 31,	
		2002	2001
Cash flows form operating activities:			
Net income	$	**61,184**	4,727
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization		**4,471**	3,833
(Increase) decrease in commissions receivable		**27,204**	(845)
(Increase) decrease in prepaid expenses		**(675)**	940
Decrease in employee advances		**-**	1,186
Decrease in accounts payable		**(8,268)**	(9,047)
Increase in commissions payable		**-**	(1,987)
Increase (decrease) in accrued liabilities		**(2,122)**	890
Total adjustments		**20,610**	(5,030)
Net cash provided by (used) in operating activities		**81,794**	(303)
Cash flows from investing activities:			
Expenditures for equipment and leasehold improvements		**(75,775)**	-
Net cash used in investing activities		**(75,775)**	-
Net increase (decrease) in cash		**6,019**	(303)
Cash, beginning of year		**94,942**	95,245
Cash, end of year	$	**100,961**	94,942

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.

Notes to Financial Statements

(1) Description of Business Activity and Summary of Significant Accounting Policies

(a) Business Activity

Windham Financial Services, Inc. (the "Company") was incorporated on September 21, 1983 for the purpose of developing certain computerized market trading programs and acting as a Commodity Trading Advisor (CTA).

On December 30, 1988, the Company received an order granting registration pursuant to section 203 of the Investment Advisors Act of 1940 from the Securities and Exchange Commission as a Registered Investment Advisor (RIA).

In January 1994, as an extension to its advisory services, the Company became a member in the National Association of Securities Dealers (NASD). The Company is a member of NASD, Securities Investors Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company is also registered with the Securities and Exchange Commission (SEC) as a securities broker dealer. The Company is also registered and licensed with state regulatory agencies in jurisdictions where transactions occur.

The Company provides services to customers in the northeastern United States.

(b) Customer Accounts

The Company has registered as a Fully Disclosed Introducing Broker/Dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not carry accounts of or for customers. As such, the Company is exempt from the requirements of SEC Customer Protection Rule 15c3-3 and Rule 15c3-2 dealing with customers' notification of free credit balances.

All customer accounts are maintained by an independent clearing broker dealer who is responsible for all customer account record keeping under SEC Rules 15c3-2 and 15c3-3. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Investment banking revenue is recorded as income in the period earned.

(c) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(continued)

WINDHAM FINANCIAL SERVICES, INC.

Notes to Financial Statements

(1) Description of Business Activity and Summary of Significant Accounting Policies (continued)

(d) Cash

Cash consists of checking and savings accounts with financial institutions as well as investment cash balances maintained with a clearing broker.

(e) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation of furniture and equipment is provided on a straight-line basis using estimated lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over an estimated economic life of thirty-nine years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals and betterments.

(f) Organization Costs

Organization costs represent professional and registration fees associated with the commencement of broker-dealer activities by the Company and are being amortized over five years.

(g) Advertising

The Company expenses advertising costs the first time the advertising takes place.

(2) Commissions Receivable

Commissions receivable consist of commissions earned and due from the clearing broker, investment companies, life insurance companies and variable annuity distributors.

(3) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

		2002	2001
Furniture and equipment	$	**24,256**	36,655
Leasehold improvements		**70,649**	-
		94,905	36,655
Less accumulated depreciation and amortization		**(14,188)**	(27,242)
	$	**80,717**	9,413

(4) Income Taxes

The Company's stockholder has elected S-Corporation status under provisions of the Internal Revenue Code. Income from corporations classified as S-Corporations is generally taxed at the shareholder level and, accordingly, the Company has not accrued any Federal or State income tax liability.

(5) Commitments and Contingencies

Commitments

The Company leases its office space in Charlotte, Vermont from its stockholder under an agreement requiring monthly payments of $950. Prior to relocating in August of 2002 the Company leased office space in Burlington, Vermont. Rent expense under these leases for the years ended December 31, 2002 and 2001 amounted to $16,217 and $29,917, respectively.

The Company also leases a vehicle and certain equipment under operating lease agreements.

At December 31, 2002 aggregate future annual rentals under non-cancelable operating leases are as follows: 2003 - $2,910.

Contingencies

The Company is a respondent in two arbitrations before the NASD. The Company believes that an unfavorable outcome is unlikely in these matters and that any settlement beyond the limits of the Company's insurance coverage would not have a material adverse effect on the financial statements.

(6) Liabilities Subordinated to Claims of General Creditors

At December 31, 2002 and 2001 the Company had no liabilities subordinated to claims of general creditors.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $94,573, which was $89,573 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.108 to 1.

WINDHAM FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Net capital:		
Total stockholder's equity		$ 211,369
Less:		
Non-allowable assets:		
Prepaid expenses	$ 8,803	
Equipment and leasehold improvements	80,717	
Non-allowable receivables	20,140	
NASD CRD account	118	(109,778)
Other deductions:		
Excess blanket bond deductible		(5,000)
Net capital before haircuts on securities positions (tentative net capital)		$ 96,591
Haircuts on securities:		
Certificate of deposit (value - $50, 438)		(2,018)
Net capital		$ 94,573
Aggregate indebtedness:		
Current liabilities		$ 10,193
Required net capital		$ 5,000
Excess net capital		$ 89,573
Ratio: Aggregate indebtedness to net capital		0.108 to 1

A reconciliation between the computation of net capital presented above based on the audited financial statements and the corresponding computation included in the Company's unaudited FOCUS filing is not necessary pursuant to rule 17a-5(d)(4).

WINDHAM FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The Company is not subject to the requirements of SEC Rule 15c3-3.

WINDHAM FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The Company is not subject to the requirements of SEC Rule 15c3-3.

FISK REED & LOVE
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Independent Auditors' Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Windham Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Windham Financial Services, Inc. (the Company), for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

115 Elm Street • P.O. Box 319 • Bennington, Vermont 05201-0319
(802) 442-5552 • (800) 894-5511
Facsimile: (802) 442-7314 • e-mail: mail@frlcpa.com
www.frlcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fisk Reed & Love, P.C.

February 7, 2003

Vt. Reg. #357